UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2020

STRATA POWER CORPORATION

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(Registrant’s Name)

500 - 4th Avenue SW, Suite 2500

Calgary, AB T2P2V6

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(Address of principal executive office)

10010 - 98 Street

PO Box 7770

Peace River, AB T8S 1T3

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(Former address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in Company’s Registered Office Address

Effective December 28, 2020, Strata Power Corporation has changed the location of its principal executive office.

The new address is:

Strata Power Corporation

500 - 4th Avenue SW, Suite 2500

Calgary, AB T2P2V6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA POWER CORPORATION

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President

Date: January 6, 2021

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